Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-232144

$1,750,000,000 1.700% Fixed Rate Senior Notes due 2022

Pricing Term Sheet

Issuer:	Barclays Bank PLC (the “Bank”)

Notes:	$1,750,000,000 1.700% Fixed Rate Senior Notes due 2022 (the “Notes”)

Status::	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$1,750,000,000

Trade Date:	May 5, 2020

Settlement Date:	May 12, 2020 (T+5)

Maturity Date:	May 12, 2022 (the “Maturity Date”)

Coupon:	1.700%

Interest Payment Dates:	Semi-annually in arrear on May 12 and November 12 in each year, commencing on November 12, 2020 and ending on the Maturity Date

Day Count:	30/360, Following, Unadjusted

Business Day:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated May 5, 2020 (the “Preliminary Prospectus Supplement”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement.

Ranking	The ranking of the Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Notes are redeemable as described under “Description of Senior Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:	The Notes are redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Benchmark Treasury:	UST 0.125% due April 30, 2022

Benchmark Price / Yield	99-27 3⁄4 / 0.192%

Spread to Benchmark:	155 bps

Reoffer Yield:	1.742%

Issue Price:	99.918%

Underwriting Discount:	0.200%

Net Proceeds:	$1,745,065,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-Managers	CIBC World Markets Corp.; RBC Capital Markets, LLC; Skandinaviska Enskilda Banken AB (publ); Wells Fargo Securities, LLC

Co-Managers:	Multi-Bank Securities, Inc.; PNC Capital Markets LLC; Samuel A. Ramirez & Company, Inc.; U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-10 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

ISIN / CUSIP:	US06739GCR83 / 06739G CR8

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Bank’s shelf registration statement on Form F-3 (No. 333-232144) and to be issued pursuant to the Senior Debt Securities Indenture dated September 16, 2004 between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the Supplemental Indenture entered into on February 22, 2018.

Listing:	We will apply to list the Notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The Bank has filed a registration statement (including a prospectus dated August 1, 2019 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

MiFID II professional investors and ECPs target market only/ Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons who fall within the manufacturer target market described above.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.